                                                                   ------------------------------
                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
                                                                   Expires:   February 28, 2009
                                                                   ------------------------------
                                                                   Estimated average burden
                                                                   hours per response . . . 10.4

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                            Placer Sierra Bancshares
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    726079106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 31, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               PAGE 1 OF 11 PAGES

----------------------                                    ---------------------
CUSIP No. 726079106                 13G                   Page  2  of  11 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None, except through its indirect,  wholly-owned subsidiaries, MFC
           Global  Investment   Management  (U.S.A.)  Limited,  John  Hancock
           Advisers,  LLC,  Sovereign Asset  Management LLC, and Independence
           Investments  LLC.  Independence  Investments  LLC  ceased  being a subsidiary following the close of business on May 31, 2006.

-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9 above.
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 2 OF 11 PAGES

----------------------                                    ---------------------
CUSIP No. 726079106                 13G                   Page  3  of  11 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           MFC Global Investment Management (U.S.A.) Limited

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             787
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 787
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           787
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .005%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 3 OF 11 PAGES

----------------------                                    ---------------------
CUSIP No. 726079106                 13G                   Page  4  of  11 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Independence Investments, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             573,353
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              127,000
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 700,353
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           700,353
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.639%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 11 PAGES

----------------------                                    ---------------------
CUSIP No. 726079106                 13G                   Page  5  of  11 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              181,000
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             54,000
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           181,000
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.199%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 5 OF 11 PAGES

----------------------                                    ---------------------
CUSIP No. 726079106                 13G                   Page  6  of  11 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Sovereign Asset Management LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              54,000
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             54,000
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           54,000
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .358%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 6 OF 11 PAGES

    This amendment is being filed pursuant to Rule 13d-2 as the aggregate holdings of all reporting persons have decreased by more than 5% of the outstanding shares of the Issuer.

    This Amendment No. 2 to Schedule 13G also amends the initial Schedule 13G, and the Amendment No. 1 thereto, relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission on September 7, 2005 and February 8, 2006, respectively, primarily to correct double counting of shares. As a result of such double counting, the initial filing on Schedule 13G was erroneously made on September 7, 2005 (at which time the aggregate holdings of all reporting persons did not exceed 10% of the outstanding shares) rather than by December 10, 2006, as the first month end at which the holdings exceeded 10% was November 30, 2005.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                Placer Sierra Bancshares

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                525 J Street
                Sacramento California 95814

   Item 2(a)    Name of Person Filing:
                This filing is made on behalf of Manulife Financial Corporation ("MFC"), and MFC's indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited ("MFC Global"), Independence Investments, LLC ("IIA"), John Hancock Advisers, LLC ("JHA") and Sovereign Asset Management LLC ("SAM").

   Item 2(b)    Address of the Principal Offices:
                The principal business offices of MFC and MFC Global are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5; IIA is located at 53 State Street, Boston, MA 02109; JHA is located at 601 Congress Street, Boston, Massachusetts 02210; SAM is located at 101 Huntington Avenue, Boston, Massachusetts. IIA ceased being a subsidiary of MFC following the close of business on May 31, 2006.

   Item 2(c)    Citizenship:
                MFC and MFC Global are organized and exist under the laws of Canada.
                IIA, JHA and SAM are organized and exist under the laws of the State of Delaware.

   Item 2(d)    Title of Class of Securities:
                Common Stock

   Item 2(e)    CUSIP Number:
                726079106

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:        (g) (X) Parent Holding Company, in accordance with
                                    ss.240.13d-1(b)(ii)(G).

                MFC Global: (e) (X) Investment Adviser registered under ss.203 of the Investment Advisers Act of 1940.


                               PAGE 7 OF 11 PAGES

                IIA:        (e) (X) Investment Adviser registered under ss.203
                                    of the Investment Advisers Act of 1940.

                JHA:        (e) (X) Investment Adviser registered under ss.203
                                    of the Investment Advisers Act of 1940.

                SAM:        (e) (X) Investment Adviser registered under ss.203
                                    of the Investment Advisers Act of 1940.

   Item 4       Ownership:

                (a) Amount Beneficially Owned: MFC Global has beneficial ownership of 787 shares of Common Stock, IIA has beneficial ownership of 700,353 shares of Common Stock (including 127,000 shares held by IIA with respect to which JHA has shared voting and investment discretion), JHA has beneficial ownership of 181,000 shares of Common Stock (including 127,000 shares held by IIA with respect to which JHA has shared voting and investment discretion and 54,000 shares for which SAM has shared voting and investment discretion) and SAM has beneficial ownership of 54,000 shares of Common Stock. Through its parent-subsidiary relationship to MFC Global, IIA, JHA and SAM, MFC may be deemed to have beneficial ownership of these same shares.


                (b) Percent of Class: Of the 15,096,778 shares outstanding as of May 5, 2006, according to the issuer's quarterly report on form 10-Q for the period ended March 31, 2006, MFC Global held .005%, IIA held 4.639%, JHA held 1.199% and SAM held .358%. The aggregate percentage held as of May 31, 2006 (after eliminating double counting as a result of shared investment or voting discretion) by all reporting persons was 5.002%.

                     The  Schedule  13-G  filing on  September  7, 2005 and the
                     Schedule 13-G amendment filed on February 14, 2006 are corrected as follows:

                     Of the 14,993,473 shares outstanding as of October 25, 2005 according to the issuer's quarterly report on Form 10-Q for the period ended September 30, 2005, the aggregate percentage held by all of the reporting persons (after eliminating double counting as a result of shared voting) was 10.995% as of December 31, 2005. After eliminating double counting, the percent held by all of the reporting persons as of August 31, 2005 was 8.36% so the initial Schedule 13G should not have been filed at that time but by December 10, 2005, as on November 30, 2006 the holdings were 10.125%, which was the first month end at which the holdings exceeded 10%.

                (c)  Number of shares as to which the person has:

As of May 31, 2006

------------------- ------------------- ------------------- ------------------- -------------------
Holder              Sole Voting         Shared Voting       Sole Dispositive    Shared Dispositive
------------------- ------------------- ------------------- ------------------- -------------------
MFC                 0                   0                   0                   0
------------------- ------------------- ------------------- ------------------- -------------------
MFC Global          787                 0                   787                 0
------------------- ------------------- ------------------- ------------------- -------------------
IIA                 573,353             127,000             700,353             0
------------------- ------------------- ------------------- ------------------- -------------------
JHA                 0                   181,000             0                   54,000
------------------- ------------------- ------------------- ------------------- -------------------
SAM                 0                   54,000              0                   54,000
------------------- ------------------- ------------------- ------------------- -------------------

                          PAGE 8 OF 11 PAGES

The Schedule 13-G filing on September 7, 2005 is corrected as follows:

As of August 31, 2005

------------------- ------------------- ------------------- ------------------- -------------------
Holder              Sole Voting         Shared Voting       Sole Dispositive    Shared Dispositive
------------------- ------------------- ------------------- ------------------- -------------------
MFC                 0                   0                   0                   0
------------------- ------------------- ------------------- ------------------- -------------------
MFC Global          498                 0                   498                 0
------------------- ------------------- ------------------- ------------------- -------------------
IIA                 931,000             265,500             1,196,500           0
------------------- ------------------- ------------------- ------------------- -------------------
JHA                 54,000              265,500             54,000              0
------------------- ------------------- ------------------- ------------------- -------------------
SAM                 0                   0                   0                   0
------------------- ------------------- ------------------- ------------------- -------------------

The Schedule 13-G amendment filed on February 14, 2006 is corrected as follows:

As of December 31, 2005

------------------- ------------------- ------------------- ------------------- -------------------
Holder              Sole Voting         Shared Voting       Sole Dispositive    Shared Dispositive
------------------- ------------------- ------------------- ------------------- -------------------
MFC                 0                   0                   0                   0
------------------- ------------------- ------------------- ------------------- -------------------
MFC Global          787                 0                   787                 0
------------------- ------------------- ------------------- ------------------- -------------------
IIA                 1,335,100           258,700             1,593,800           0
------------------- ------------------- ------------------- ------------------- -------------------
JHA                 54,000              258,700             54,000              0
------------------- ------------------- ------------------- ------------------- -------------------
SAM                 0                   0                   0                   0
------------------- ------------------- ------------------- ------------------- -------------------

   Item 5       Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

                Following the sale of Independence Investment LLC after the close of business on May 31, 2006, the aggregate number of shares beneficially owned by Manulife Financial Corporation and its remaining subsidiaries dropped to less than 3% of the Issuer's outstanding shares.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable.

   Item 7       Identification   and  Classification  of  the  Subsidiary  which
                Acquired the Security  Being  Reported on by the Parent  Holding
                Company:
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                Not applicable.

   Item 10      Certification:
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                          PAGE 9 OF 11 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            Manulife Financial Corporation

                            By:      /s/ Angela Shaffer
                            Name:    Angela Shaffer
Dated:  June 09, 2006       Title:   Vice President and Corporate Secretary

                            MFC Global Investment Management (U.S.A.) Limited

                            By:      /s/ Norman Light
                            Name:    Norman Light
Dated:  June 09, 2006       Title:   Chief Financial Officer

                            Independence Investments, LLC

                            By:      /s/ Patricia Thompson
                            Name:    Patricia Thompson
Dated:  June 09, 2006       Title:   Chief Compliance Officer

                            John Hancock Advisers, LLC

                            By:      /s/ Al Ouellette
                            Name:    Al Ouellette
Dated:  June 09, 2006       Title:   Assistant Vice President and Senior Counsel

                            Sovereign Asset Management LLC

                            By:      /s/ Al Ouellette
                            Name:    Al Ouellette
Dated:  June 09, 2006       Title:   Assistant Vice President and Senior Counsel



                               PAGE 10 OF 11 PAGES

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     Manulife Financial Corporation, MFC Global Investment Management (U.S.A.) Limited, Independence Investments, LLC, John Hancock Advisers, LLC and Sovereign Asset Management LLC agree that the Schedule 13G (Amendment No. 2) to which this Agreement is attached, relating to the Common Stock of Placer Sierra Bancshares is filed on behalf of each of them.

                            Manulife Financial Corporation
                            By:      /s/ Angela Shaffer
                            Name:    Angela Shaffer
Dated:  June 09, 2006       Title:   Vice President and Corporate Secretary

                            MFC Global Investment Management (U.S.A.) Limited
                            By:      /s/ Norman Light
                            Name:    Norman Light
Dated:  June 09, 2006       Title:   Chief Financial Officer

                            Independence Investments, LLC
                            By:      /s/ Patricia Thompson
                            Name:    Patricia Thompson
Dated:  June 09, 2006       Title:   Chief Compliance Officer

                            John Hancock Advisers, LLC
                            By:      /s/ Al Ouellette
                            Name:    Al Ouellette
Dated:  June 09, 2006       Title:   Assistant Vice President and Senior Counsel

                            Sovereign Asset Management LLC
                            By:      /s/ Al Ouellette
                            Name:    Al Ouellette
Dated:  June 09, 2006       Title:   Assistant Vice President and Senior Counsel




                               PAGE 11 OF 11 PAGES